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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           MARKLAND TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
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                         (Title of Class of Securities)

                                   570 658 104
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                                 (CUSIP Number)

                                  Syqwest, Inc.
                              88 Royal Little Drive
                              Providence, RI 02904
                                  401-454-1810
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 570-658-104
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Syqwest, Inc. 84-1622217
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   .....................................................................

     (b)   .....................................................................
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  3. SEC Use Only...............................................................

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  4. Source of Funds (See Instructions)

      00
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)
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  6.Citizenship or Place of Organization:

             Rhode Island
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Number of        7. Sole Voting Power
                    136,000
Shares           ---------------------------------------------------------------
Beneficially     8. Shared Voting Power
                    0
Owned by         ---------------------------------------------------------------
Each             9. Sole Dispositive Power
                    136,000
Reporting        ---------------------------------------------------------------
Person With      10. Shared Dispositive Power
                     0
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  11. Aggregate Amount Beneficially Owned by Each Reporting Person

       136,000
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  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)
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  13. Percent of Class Represented by Amount in Row (11)

       1.28%
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  14. Type of Reporting Person (See Instructions)

       CO
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ITEM 1.  SECURITY AND ISSUER

         This amendment No. 1 amends and supplements the Schedule 13D, which was originally filed by Syqwest on August 8, 2003 with respect to the common stock, par value $.0001 per share ( the "Markland Common Stock"), of Markland Technologies, Inc., a Florida corporation ("Markland"). The address of the principal executive offices of Markland is Suite #207, 54 Danbury Road, Ridgefield, CT 06877.

 This Amendment is filed to reflect the reduction in the amount of Markland Common Stock beneficially owned by the reporting person resulting from the transaction described at Item 5(c) below.

ITEM 2.  IDENTITY AND BACKGROUND

         No Change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No Change.

ITEM 4.  PURPOSE OF TRANSACTION

         No Change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) After giving effect to the transaction described at Item 5(c) below, Syqwest is the beneficial owner of 136,00 shares of Markland Common Stock and has sole power to vote and dispose of such shares.

         Robert Tarini, the sole director, CEO and a minority stockholder of Syqwest, directly owns 430,474 shares of the Markland Common Stock representing approximately 4.05% of the outstanding Markland Common Stock. Mr. Tarini is a majority stockholder of ipPartners, Inc., which owns 499,849 shares of the Markland Common Stock representing approximately 4.70% of the outstanding Markland Common Stock.

         Michael Curran, the President and a minority stockholder of Syqwest, directly owns 55,000 shares of Markland Common Stock representing approximately 0.52% of the outstanding Markland Common Stock.

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         Except as disclosed in this Item 5(a), neither the Reporting Person nor to the best of its knowledge, any of its directors, executive officers or control persons, beneficially owns any shares of the Issuer's common stock.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Markland Shares.

(c) On March 24,2004, Syqwest, in a private transaction, transferred an aggregate of 234,000 shares of its Markland Common Stock to the following named individuals:


         (1) 167,000 shares to Chad Verdi, an employee and minority stockholder of Syqwest, as an employment bonus;

         (2) 50,000 shares to Michael Curran, an employee, minority stockholder and President of Syqwest, as an employment bonus;

         (3) 17,000 shares to Claude Correia, an employee and minority stockholder of Syqwest, as an employment bonus;

           Also on this date, Syqwest transferred an aggregate of 380,000 shares of its Markland Common Stock to certain individuals in satisfaction of certain financial obligations owed to such persons. Such transfers were undertaken in transactions exempt from registrations under the Securities Act.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             No Change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No change.



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SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24,2004                    Syqwest, Inc.

                                           By:  /s/ Robert Tarini
                                                -------------------------------
                                                Name: Robert Tarini
                                                Title:   Chief Executive Officer

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